1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 15, 2005

For the month of January 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F V	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 2/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on January 17, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on January 26, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.3	Announcement on February 2, 2005: UMC announced its unconsolidated operating results for the forth quarter of 2004

99.4	Announcement on February 4, 2005: January Sales

99.5	Announcement on February 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/01/12~2005/01/17

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,993,000 shares; average unit price: $189.57 NTD; total amount: $377,811,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 352,867,491 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 73,796,520 shares; amount: 923,604,638 NTD; percentage of holdings: 9.59%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.69%; ratio of shareholder’s equity: 34.03%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.2

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation

2.	Trading date: 2005/01/14~2005/01/26

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 3,097,000 shares; average unit price: $90.23 NTD; total amount: $323,995,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $261,005,921 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 68,156,596 shares; amount: 1,386,219,426 NTD; percentage of holdings: 17.14%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 24.67%; ratio of shareholder’s equity: 34.01%; the operational capital as shown in the most recent financial statement: $87,822,636 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.3

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UMC announced its unconsolidated operating results for the forth quarter of 2004

1.	Date of the investor/press conference: 2005/02/02

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei, 133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the forth quarter of 2004. Year-over-year revenue increased by 19.0 % to NT$28.23 billion from NT$23.72 billion, and a 18.4% QoQ decrease from NT$34.58 billion in 3Q04. The operating income is NT$2.84 billion, a 67.5% decrease compared with 3Q04. The gross profit is NT$6.49 billion, decrease 44.4% from NT$11.66 billion in 3Q04. The EPS for the forth quarter in 2004 was NT$0.07. In summary, the revenue in 2004 is NT$117.3 billion, which is the highest ever.

Wafer shipments in the forth quarter were 657 thousand 8-inch equivalent wafers (including UMCi), and utilization rate was 72%. The blended average selling price (ASP) remained the same during 4Q04. The percentage of revenue from 90nm in the forth quarter raised significantly to 8%. In 2004, the revenue was NT$117.3 billion; the operating income was NT$24.5 billion; the gross profit was NT$35.8 billion. The EPS was NT$1.89 in 2004.

“Fiscal 2004 was a great year for UMC. Our foundry business had a strong 2004 and we posted a record for revenue. The combination of successful execution on capacity expansion, strong demand from each technology node, and an increase in the blended average selling price (ASP) drove UMC’s revenue to NT$117.31 billion in 2004, a 38.2% year-over-year increase from 2003. Net income for the year increased 127.1% to NT$31.84 billion,” said Dr. Jackson Hu, CEO at UMC.

Dr. Hu continued, “At the beginning of the fourth quarter, we started to see weakening demand from our customers. Inventory adjustments by our customers resulted in an 18.4% decrease in revenue and our capacity utilization rate dropped to 72%. However, as we expected, demand from 90nm technology was still strong and sales increased substantially from 2% to 8% of total revenue in the fourth quarter. This leap in revenues from our most advanced process technology clearly demonstrates UMC’s commitment to staying at the industry forefront of technological development. We expect this figure to increase to approximately 10% in the first quarter of 2005. Though we have moved into a more challenging market environment, we do not believe the inventory correction will last long and we anticipate a recovery in the 2nd half of 2005.”

“Our strategy of focusing on 90nm production at our 300mm fabs has proven to be a significant competitive edge and UMC will continue in this direction. Heading into 2005, we will continue to work on advanced technology development and capacity expansion. We will also leverage the 90nm production capacity that we successfully added in 2004 with our 90nm manufacturing knowledge to target more customers in each market segment and capture greater market share. We are confident that our leadership position in advanced process technology development and our strength in foundry services will lead us to continued growth in the coming years.”

4.	Any other matters that need to be specified: None

Exhibit 99.4

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United Microelectronics Corporation

February 4, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
January	Invoice amount	7,403,822	8,350,030	- 946,208	-11.33%
2005	Invoice amount	7,403,822	8,350,030	- 946,208	-11.33%
January	Net sales	7,137,916	8,290,625	- 1,152,709	-13.90%
2005	Net sales	7,137,916	8,290,625	- 1,152,709	-13.90%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	636,200	0	35,583,964
UMC’s subsidiaries	21,969	21,851	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1	Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2	Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	17,164
Financial instruments	Futures, Interest rate swap
Mark to market value	2

b	Trading purpose : None

Exhibit 99.5

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United Microelectronics Corporation

For the month of January, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of January, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of December 31, 2004	Number of shares held as of January 31, 2005	Changes
Director	Hong-Jen Wu	34,493,501	34,443,501	(50,000)
Supervisor	Tzyy-Jang Tseng	18,253,959	18,078,959	(175,000)
Vice President	Ing-Ji Wu	11,493,338	11,483,338	(10,000)
Vice President	Henry Liu	10,544,148	10,434,148	(110,000)
Vice President	Nick Nee	4,330,306	4,290,306	(40,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of December 30, 2004	Number of shares pledge as of January 31, 2005	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	January	2005
Semiconductor Manufacturing Equipment	490,303	490,303
Fixed assets	37,718	37,718

4)	The disposition of assets (NT$ Thousand)

Description of assets	January	2005
Semiconductor Manufacturing Equipment	43,812	43,812
Fixed assets	0	0